July 20, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Montrose Environmental Group, Inc.

Registration Statement on Form S-1

File No. 333-239542

Acceleration Request
Requested Date: July 22, 2020
Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between July 14, 2020 and July 19, 2020, approximately 3,200 copies of the Preliminary Prospectus of Montrose Environmental Group, Inc., a Delaware corporation (the “Registrant”), dated July 14, 2020 were distributed by the underwriters to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on July 22, 2020, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

BofA Securities, Inc. William Blair & Company, L.L.C.

As representatives of the several underwriters listed in Schedule A to the Underwriting Agreement

BOFA SECURITIES, INC.

By:	/s/ AnnaMaria Freeman
Name: AnnaMaria Freeman
Title: Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Managing Director

cc:

Vijay Manthripragada

Nasym Afsari

Allan Dicks

Montrose Environmental Group, Inc.

Peter W. Wardle

Gibson, Dunn & Crutcher LLP

Rezwan D. Pavri

Michael E. Coke

Katherine H. Ku

Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]